September 15, 2003


CLEARWATER INVESTMENT FUND

MULTICLASS PLAN PURSUANT TO RULE 18f-3
UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	Background

The Clearwater Investment Fund (the "Trust"), a registered investment company consisting of the separately managed investment funds (each, a "Fund") listed on Schedule A hereto, has elected to rely on Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") in offering multiple classes of shares of beneficial interest in each Fund. This Multiclass Plan (the "Plan") sets forth the differences among the classes to be offered, including shareholder services, distribution arrangements, expense allocations, and conversion or exchange options.

II. Multiple Classes of Shares

The Trust may issue three classes of shares for each fund, Series
I shares, Series II shares, and Series III (also referred to as "Class I shares''). Each class of shares shall represent an equal pro rata interest in the Fund to which it relates, and shall have identical rights and obligations, except as otherwise indicated in this Plan. Each class of shares is the same except that each class shall have a different class name or class designation identifying it as separate from other classes, the allocation of certain expenses relating to the class, including Rule 12b-1 and shareholder service fees, and certain voting rights.

	Series I Shares. Series I shares of each portfolio are subject to a Rule 12b-1 fee up to .35% of Series I share average daily net assets.

	Series II Shares. Series II shares of each portfolio are subject to a Rule 12b-1 fee up to .35% of Series I share average daily net assets.

Series III Shares. Only certain "Qualified Plans'' and certain permitted entities may invest in Series III shares. For this purpose, a ""Qualified Plan'' includes: (i) a plan described in Section 401(a) of the Code; (ii) an annuity plan described in 403(a) of the Code; (iii) an annuity contract described in Section 403(b) of the Code, including a custodial account described in Section 403(b)(7) of the Code; (iv) an individual retirement account described in Section 408(a) of the Code;
(v) an individual retirement annuity described in Section 408(b) of the Code; (vi) a governmental plan within the meaning of Section 414(d) of the Code; (vii) an eligible deferred compensation plan described in
Section 457(b) of the Code; (viii) a simplified employee pension described in Section 408(k) of the Code; (ix) a plan described in
Section 501(c)(18) of the Code; and (x) any other trust, plan, account, contract, or annuity that the Internal Revenue Service has determined to be within the scope of Section 1.817-5(f)(3)(iii) of the Income Tax Regulations.

III. Sales Charges

Each of Series I, Series II and Series III shares is sold at net asset value without a front end sales charge and each has a contingent deferred sales charge of 2.00% if redemption occurs within six months of purchase.

IV. Distribution and Service Fees

Each of Series I shares, Series II shares and Series III may pay a distribution and services fee pursuant to a plan adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1 Plan").

Series I shares of each Fund pay the fee at an annual rate of up to 0.35% of the net assets of the Fund attributable to Series I shares.

Series II shares of each Fund pay the fee at an annual rate of up to 0.35% of the net assets of the Fund attributable to Series II shares.

Series III shares of each Fund pay the fee at an annual rate of up to 0.35% of the net assets of the Fund attributable to Series III shares.

V. Exchange and Conversion Features

Neither Series I shares, Series II shares nor Series III of a
Fund shall be exchanged for or converted into shares of any class of another Fund.

VI. Allocation of Expenses

Expenses shall be allocated to the Series I shares, Series II shares and Series III shares of each Fund based on the net assets of the Fund attributable to shares of each Class. Notwithstanding the foregoing, "class expenses" shall be allocated to each Class. "Class expenses" for each Fund include the fees paid with respect to a Class pursuant to a Rule 12b-1 Plan and other expenses which the Trust's adviser determines are properly allocable to a particular Class. The Trust's adviser shall make such allocations in such manner and utilizing such methodology which it determines is reasonably appropriate. The adviser's determination shall be subject to ratification or approval by the Trustees. The kinds of expenses which the Trust's adviser may determine are properly allocable to a particular Class include the following:

(i) printing and postage expenses related to preparing and distributing to the shareholders of a specific Class (or holders of variable contracts funded by Trust shares of such class) materials such as shareholder reports, prospectuses and proxies;

(ii) professional fees relating solely to such Class;

(iii) Trustees' fees, including independent counsel fees, relating specifically to one Class;

(iv) expenses associated with meetings of shareholders of a particular Class; and

(v) blue sky and transfer agency fees.

VI. Voting Rights


All shares of each Fund have equal voting rights and will be voted in the aggregate, and not by Class, except that the shares of each Class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to the arrangement of that Class and shall have separate voting rights when any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class or when voting by class is otherwise required by law.

VII. Amendments


No material amendment to this Plan may be made unless it is first approved by a majority of both (i) the full Board of Trustees of the Trust and (ii) those Trustees who are not interested persons of the Trust, as that term is defined in the 1940 Act.

VIII. Limitation of Liability


	The Agreement and Declaration of Trust establishing CLEARWATER INVESTMENT FUND dated _________ 2003, together with all amendments thereto, provides that the name "CLEARWATER INVESTMENT FUND" refers to the Trustees under the Declaration of Trust collectively as Trustees, but not as individuals or personally; and no Trustee, Shareholder, officer, employee or agent of CLEARWATER INVESTMENT FUND shall be held to any personal liability, nor shall resort be had to their private property, for the satisfaction of any obligation or claim or otherwise, in connection with the affairs of CLEARWATER INVESTMENT FUND or any Series of Shares thereof, but only the assets belonging to the Trust, or to the particular portfolio or Series of Shares with which the obligation or claim arose, shall be liable.




Adopted September __, 2003.


SCHEDULE A



Clearwater Quantum Trust

Clearwater Aggressive Opportunities Trust

Clearwater Quantum Fixed Income Trust

Clearwater Small Cap Growth Trust

CLEARWATER INVESTMENT FUND                                       4